

MANAGEMENT REPORT ON THE RESULTS

IN THE FIRST QUARTER 2017

INDEX

GENERAL INFORMATION

MARKET VALUE
R$30.8 billion
US$9.8 billion

PRICES
BRFS3 R$38.61
BRFS US$12.25

SHARES ISSUED
812.473.246 common shares
13.468.001 treasury shares
Base: March 31, 2017

WEBCAST
Data: May 12, 2017
09:30 a.m. Portuguese
11:00 a.m. English

TELEPHONE:
Dial–in with connections in Brazil:
+55 11 31931001 or +55 11 28204001
Dial-in with connections in
the United States: +1 7869246977
www.brf-br.com/ri

IR CONTACTS:
Pedro Farias
CEO, CFO and IRO

Elcio Ito
CFO

André Mota
Investor Relations Manager

+55 11 23225052
acoes@brf-br.com

SHAREHOLDER LETTER

Dear shareholders,

1Q17 began with the redirecting of BRF and the evolution of our organizational structure to create a more integrated and transversal management model. We are reviewing the terms of office of all areas to make them clearer and more structured. We also implemented a robust management control, with real time information, which is already in place.

In February, we announced major transformations, including the creation of a Chief Supply Officer position to manage the entire integrated planning of our production chain, on a transversal basis, always seeking to optimize the whole. Since then, we have been focusing on the rearrangement of the organization and have already begun to see results in some fronts.

In the domestic market, notwithstanding a macroeconomic scenario that remains challenging, we started to see signs of stabilization and, for the first time since the end of 2015, we reported an annual growth in the volumes of processed products. Our initiatives regarding our segments, improvement in the level of service, and a more integrated management of our supply chain, which we undertook in 2016, started to show their first results. Accordingly, 1Q17 closed with an EBITDA margin of 14.7%.

1Q17 was also marked by the commencement of the Weak Flesh Operation, one of the most challenging episodes faced by the Brazilian agribusiness industry, involving dozens of companies. This episode required further focus, discipline and commitment by the entire BRF team. The Company responded quickly, adopting measures to clarify the facts, showing transparency and agility in the communication with all its stakeholders, and collaborating with the authorities. It is worth noting the diplomatic ability and timeliness of the federal government and Ministries to accurately clarify the facts, which allowed the reopening of a number of markets in a short period of time.

We created a dedicated structure, comprising a multidisciplinary team of executives, to ensure that the Company continues to respond quickly and with transparency to all challenges, taking the measures required to mitigate any impact affecting the industry. We reviewed our processes regarding food quality and safety and reinforced our control and compliance areas.

The scenario in the international market remains difficult, primarily for OneFoods and in Africa, with high inventories in some regions and an increase in offer, pressuring prices in U.S. dollars, which, together with the appreciation of the Real, affected our results. Moreover, we lost significant volumes in 1Q17 due to the temporary closing of some markets as a result of the Weak Flesh Operation. Nonetheless, in the Gulf region (Middle East), we continued to evolve consistently and structurally in building our brands and market share, which improved by 4 percentage points compared to last year, primarily in Saudi Arabia and in categories such as griller, processed products and chicken cuts.

This more challenging scenario is undergoing a transition period. We noticed sequential reductions in the production of chicken. In addition, the scenario of grains is following a favorable dynamics and should restore Brazilian historical competitiveness, primarily as of the second semester.

1Q17 was also marked by the consolidation of a single long-term view for BRF, with the alignment of leaders, our Board of Directors and employees. The Shareholders' Meeting held on April 26, 2017 recorded one of the highest quorums in the history of the company (84.5% of the voting capital), crowning this alignment with the election of the new members of the Board of Directors, who bring new competences and material experience, which will surely reinforce and add value to this new cycle.

Finally, we are not happy with the results presented today, with an EBITDA and net income well below expectations. However, we continue to be highly committed to and confident in the solidity of BRF, the quality of our products and brands, the strategy we have been following in recent years, and the reversal of results.



Abilio Diniz
Chairman of the
Board of Directors



Pedro Faria
Global Chief
Executive Officer

FINANCIAL HIGHLIGHTS

- Net operating revenues of R$7,809 million, 9.1% lower than in 4Q16;
- Gross profit of R$1,450 million (-14.4% q/q). Gross margin of 18.6%, 1.1 p.p. lower than in 4Q16;
- EBITDA of R$506 million (-9.5% q/q), with an EBITDA margin of 6.5%, which remained stable compared to 4Q16;
- CAPEX of R$481 million in the quarter;
- As adjusted by (pro forma) impacts of companies acquired, we had: a financial cycle of 32.9 days and an improvement of 4.8 days vs. 1Q16;

Key Financial Indicators

Results - R$ Million	1Q17	1Q16	Variation y/y	4Q16	Variation q/q
Gross Revenues	**9,180**	**9,338**	**(1.7%)**	**10,123**	**(9.3%)**
Net Revenues	**7,809**	**8,120**	**(3.8%)**	**8,590**	**(9.1%)**
Gross Profit	1,450	2,031	(28.6%)	1,693	(14.4%)
Gross Margin (%)	18.6%	25.0%	(6.4) p.p.	19.7%	(1.1) p.p.
EBIT	68	655	(89.6%)	163	(58.1%)
EBIT Margin (%)	0.9%	8.1%	(7.2) p.p.	1.9%	(1.0) p.p.
EBITDA	**506**	**1,025**	**(50.7%)**	**559**	**(9.5%)**
EBITDA Margin (%)	6.5%	12.6%	(6.1) p.p.	6.5%	(0.0) p.p.
Net Income	**(286)**	**39**	**-**	**(460)**	**(37.9%)**
Net Margin (%)	(3.6%)	0.5%	(4.1) p.p.	(5.4%)	1.8 p.p.
Earnings per share[1]	**(0.35)**	**0.05**	**-**	**(0.58)**	**(38.8%)**

[1] Consolidated Earnings per Share (in R$), excluding Treasury Shares.

1ST QUARTER 2017 RESULTS (1Q17)

Highlights of the Quarter and Subsequent Events

• Organizational changes for a more integrated and transversal management: appointment of Alexandre Almeida, former CEO of Itambé, to lead the Brazilian market; creation of a Chief Supply Officer position, a title previously linked to the Operations area, held by Leonardo Byrro, former General Manager (GM) for Brazil;

• Creation of the temporary Response Management area to advise the Special Response Committee, as a result of the commencement of the "Weak Flesh" Operation;

• On April 8, the plant in the city of Mineiros, State of Goiás, was authorized to resume its operations, after its preventive and temporary interdiction ordered by the Ministry of Agriculture, Livestock and Food Supply ("MAPA") as a result of the investigations of the "Weak Flesh" Operation on March 17;

• Approval of the slate for the composition of the Board of Directors proposed by the Company at the General and Extraordinary Shareholders' Meeting held on April 26, which had one of the highest quorums in the history of the Company (84.5% of the voting capital) and maintained Mr. Abílio dos Santos Diniz as chairman. All matters of the agenda were approved by majority vote;

• Requalification of the China exporting plant in the city of Dourados, State of Mato Grosso. The plant was suspended on September 27, 2016 and accounts for approximately 5% of total exports to China;

• Commencement of operations of OneFoods, a subsidiary headquartered in Dubai, dedicated to the halal world;

• Acquisition of Banvit, the largest producer of poultry in Turkey (with a production capacity of 600 thousand birds/ day) and a market leader, with a 13% market share. The transaction totaled US$470 million, in partnership with QIA (Qatar Investment Authority).

INDUSTRY SCENARIO AND DYNAMICS

1Q17 continued to show a recovery in the scenario of costs of grains, with significant decreases in the prices of corn and soy meal. In 1Q17, prices of both corn and soy meal returned to levels similar to those of 2015. In 1Q17, the average price of corn decreased by 23% q/q and 35% y/y, as a result of a healthy summer crop (estimated 30 million/tons in 1Q17 vs. a historical average of 26 million/tons, according to the National Supply Company (Companhia Nacional de Abastecimento – Conab). In 1Q17, the price of soy meal decreased by 8% q/q and 13% y/y.

Although the scenario of cost of grains is more optimistic, the cost of Brazilian producers did not significantly benefit from this scenario in 1Q17, due to the animal life cycle and inventories in the chain, resulting in a competitive position that is even more unfavorable in Brazil. This scenario is undergoing a recovery process, which should be achieved in the second semester of 2017. Accordingly, the margins of Brazilian producers remained pressured during the first three months of the year.



Cost of Feed in Brazil and Selected Markets
Spread Brazil - USA
Brazil
USA
Europe
Ukraine
Cost of feed USD/bag
Spread USD/bag
22.50
20.00
17.50
15.00
12.50
10.00
7.50
5.00
2.50
0.00
15.00
12.50
10.00
7.50
5.00
2.50
0.00
-2.50
-5.00
Jan-14
Mar-14
May-14
Jul-14
Sep-14
Nov-14
Jan-15
Mar-15
May-15
Jul-15
Sep-15
Nov-15
Jan-16
Mar-16
May-16
Jul-16
Sep-16
Nov-16
Jan-17
Mar-17

Source: ESALQ, CBOT, Euronext, Bloomberg and BM&F.

INDUSTRY SCENARIO AND DYNAMICS

Although lower levels of placement and production of chicken indicate the continuous adjustment of the industry in Brazil, this trend did not occur in Brazilian exports in 1Q17. According to the Foreign Trade Office (Secretaria de Comércio Exterior – SECEX), Brazilian exports increased by 2.8% y/y in the first months of the year, generally reflecting the greater attractiveness of prices in the international market compared to prices in the domestic market.

Placement of Chicken in Brazil 12M


Heads (million)
a/a %
6,800
6,600
6,400
6,200
6,000
5,800
5,600
6.0%
3.0%
0.0%
-3.0%
-6.0%
1Q13
3Q13
1Q14
3Q14
1Q15
3Q15
1Q16
3Q16
1Q17

Production of Chicken in Brazil 12M


Heads (million)
a/a %
14,000
13,000
12,000
11,000
10,000
10.0%
5.0%
0.0%
-5.0%
-10.0%
1Q13
3Q13
1Q14
3Q14
1Q15
3Q15
1Q16
3Q16
1Q17

Source: APINCO.

Chicken Exports in Brazil


Volume (Thousand Tons)
a/a %
1,200
1,000
800
600
400
200
0
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17

Source: SECEX.

INDUSTRY SCENARIO AND DYNAMICS

Together with a higher volume of Brazilian exports in the quarter, the increase in production of other platforms in the world (including Ukraine and Saudi Arabia) continued to pressure chicken prices around the world.

Production of Chicken in Ukraine



Production (Ktons)
a/a %
150
100
50
0
20%
10%
0%
-10%
-20%
Jan-14
May-14
Sep-14
Jan-15
May-15
Sep-15
Jan-16
May-16
Sep-16
Jan-17

Production of Chicken in Saudi Arabia



Production (Ktons)
a/a %
720
680
640
600
560
520
10%
8%
6%
4%
2%
0%
-2%
2013
2014
2015
2016
2017E

Source: Local Government e USDA.

However, we noticed some evidence of recovery in prices with the reversal of the turkey cycle in Europe, due to a weaker increase in production in Poland. Moreover, the process of normalization of local inventories in Japan is ongoing, supporting an initial recovery in U.S. dollar prices in the country.

Production of Turkey in Poland



Production (Ktons)
a/a %
40
30
20
10
0
30%
20%
10%
0%
-10%
Jan-14
May-14
Sep-14
Jan-15
May-15
Sep-15
Jan-16
May-16
Sep-16
Jan-17

Total Inventory Imported to Japan



Thousand tons
150
130
110
90
70
Jan-11
Aug-11
Mar-12
Oct-12
May-13
Dec-13
Jul-14
Feb-15
Sep-15
Apr-16
Nov-16

Source: Governo local e ALIC.

1Q17 CONSOLIDATED RESULT

Net Operating Revenues (NOR)

In 1Q17, consolidated net operating revenues of BRF totaled R$7.8 billion, representing a decrease of 9.1% in the quarterly comparison due to the combination of lower prices and volumes. The consolidated volume of the Company decreased by 4.1% q/q due to the seasonality of the domestic market, albeit a 5.6% annual increase. At the same time, the average price in Reais in the quarter was 5.2% lower vs. 4Q16, notwithstanding better prices in Brazil due to the competitive scenario in some international markets and the appreciation of the BRL against other currencies, such as the USD (4.6% q/q and 19.6% y/y), EUR (5.6% q/q and 22.3% y/y) and GBP (4.8% q/q and 30.4% y/y).

Volumes - Thousand Tons	1Q17	1Q16	Variation y/y	4Q16	Variation q/q
Poultry (In Natura)	493	477	3.4%	510	(3.4%)
Pork and Others (In Natura)	84	85	(1.7%)	88	(4.5%)
Processed foods	499	466	7.0%	532	(6.1%)
Others Sales	83	69	20.3%	79	5.1%
Total	**1,158**	**1,097**	**5.6%**	**1,208**	**(4.1%)**
NOR- R$ Million	**7,809**	**8,120**	**(3.8%)**	**8,590**	**(9.1%)**
Average Price (NOR)	6.74	7.40	(8.9%)	7.11	(5.2%)

Gross Profit

In 1Q17, our gross margin reached 18.6%, representing a decrease of 1.1 p.p. q/q. We noticed an initial improvement in costs due to a lower cost of grains and the efforts of the Company in reducing the cost of idleness by R$45 million in the same period. Moreover, it is worth noting that we improved discounts due to the shelf life of products (FIFO effect) by R$28 million q/q.

Gross Profit - R$ Million	1Q17	1Q16	Variation y/y	4Q16	Variation q/q
Gross Profit	1,450	2,031	(28.6%)	1,693	(14.4%)
Gross Margin (%)	18.6%	25.0%	(6.4) p.p.	19.7%	(1.1) p.p.

1Q17 CONSOLIDATED RESULT

Operating Expenses

In 1Q17, SG&A decreased by 15.6% q/q due to the non-recurrence of a number of seasonal year-end initiatives in 4Q16 and the continuous commitment of the Company to cost containment with the OBZ plan, including: (i) improvement in logistic efficiency; (ii) optimization of organizational structures; and (iii) lower expenses with internal initiatives. Accordingly, SG&A as a percentage of NOR reached 15.5%, representing an increase of 1.2 p.p. q/q and 1.0 p.p. y/y, and the lowest level in the past three years.

Operating Expenses - R$ Million	1Q17	1Q16	Variation y/y	4Q16	Variation q/q
Selling Expenses	(1,083)	(1,208)	(10.3%)	(1,273)	(15.0%)
% of the NOR	(13.9%)	(14.9%)	1.0 p.p.	(14.8%)	1.0 p.p.
General and Administrative Expenses	(129)	(134)	(3.5%)	(163)	(20.9%)
% of the NOR	(1.7%)	(1.6%)	(0.0) p.p.	(1.9%)	0.2 p.p.
Operating Expenses	(1,212)	(1,341)	(9.7%)	(1,437)	(15.6%)
% of the NOR	(15.5%)	(16.5%)	1.0 p.p.	(16.7%)	1.2 p.p.


1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
16.9%
16.0%
16.7%
16.4%
16.5%
16.1%
16.4%
16.7%
15.5%
1,191
1,341
1,212
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
Operating Expenses
% NOR

1Q17 CONSOLIDATED RESULT

Other Operating Results

In 1Q17, Other Operating Results totaled a net expense of R$176.9 million, representing an increase of R$79.6 million q/q. This increase is mainly attributed to non-recurring expenses in the period, especially: (i) R$40 million related to material expenses with the "Weak Flesh" Operation, including expenses with media and communication, law firms, freight, and storage, among others; (ii) R$35 million related to the Elebat provision resulting from the sale of assets to Lactalis in 2015; (iii) R$39 million from the public-interest civil lawsuit in the city of Uberlândia; and (iv) R$10 million related to the levels of health care claims in 2016.

Other Operating Results - R$ Million	1Q17	1Q16	Variation y/y	4Q16	Variation q/q
Other Operating Revenues	64	47	38.5%	85	(24.5%)
Other Operating Expenses	(241)	(93)	159.6%	(183)	32.1%
Other Operating Results	(177)	(46)	281%	(97)	81.8%
% of the NOR	(2.3%)	(0.6%)	(1.7) p.p.	(1.1%)	(1.1) p.p.

EBIT

Consolidated EBIT totaled R$68.2 million in 1Q17, and EBIT margin decreased by 1.0 p.p. q/q. This result is driven by lower gross profit in the period and higher non-recurring operating expenses.

EBIT - R$ Million	1Q17	1Q16	Variation y/y	4Q16	Variation q/q
Gross Profit	1,450	2,031	(28.6%)	1,693	(14.4%)
Operating Expenses	(1,212)	(1,341)	(9,.7%)	(1,437)	(15.6%)
Other Operating Results	(177)	(46)	281%	(97)	81.8%
Equity Income	8	12	(38.0%)	4	110.2%
EBIT	68	655	(89.6%)	163	(58.1%)
EBIT Margin (%)	0.9%	8.1%	(7.2) p.p.	1.9%	(1.0) p.p.

1Q17 CONSOLIDATED RESULT

Financial Result

Financial result is a combination of factors. In order to provide a better understanding, we classified it under the following main categories: (i) net interest on debt/investments; (ii) adjustment to present value of assets and liabilities; (iii) interest on and/or adjustment for inflation of assets/liabilities, taxes, and commissions; and (iv) exchange rate variation, among others. In 1Q17, net financial result totaled an expense of R$413 million, as follows:

(i) Net interest totaled R$318 million, representing a decrease of R$23 million compared to R$341 million in 4Q16. This decrease is partially due to a lower average CDI rate in the period;

(ii) Adjustment to present value totaled R$78 compared to R$88 million in 4Q16, primarily due to seasonality and a lower discount rate;

(iii) Interest, adjustment for inflation and others totaled R$14 million vs. R$61 million in 4Q16. The difference is primarily due to the non-recurring impact of tax credits in 1Q17 in the amount of R$28 million;

(iv) Exchange rate variation and others totaled an expense of R$2 million vs. an expense of R$109 million in 4Q16.

R$ Million	1Q17	1Q16	Variation y/y	4Q16	Variation q/q
Financial Income	526	953	(44.9%)	490	7.2%
Financial Expenses	(938)	(1,557)	(39.8%)	(1,090)	(14.0%)
Net Financial Result	(413)	(604)	(31.7%)	(600)	(31.2%)

Net Income (Loss)

In 1Q17, the Company presented a net loss of R$285.7 million, primarily affected by our low operating performance in the quarter.

R$ Million	1Q17	1Q16	Variation y/y	4Q16	Variation q/q
Net Income	(286)	39	-	(460)	(37.9%)
Net Margin (%)	(3.6%)	0.5%	(4.1) p.p.	(5.4%)	1.8 p.p.
Earning per share[1]	(0.35)	0.05	-	(0.58)	(38.8%)

EBITDA

Consolidated EBITDA totaled R$505.7 million in 1Q17, with an EBITDA margin of 6.5%. This result was mainly driven by a lower gross profit, which reflected the still-adverse industry scenario, and higher non-recurring operating expenses.

EBITDA - R$ Million	1Q17	1Q16	Variation y/y	4Q16	Variation q/q
Net Income	(286)	39	-	(460)	(37.9%)
Income Tax and Social Contribution	(59)	9	-	5	-
Net Financial	413	604	(31.7%)	600	(31.2%)
Depreciation and Amortization	438	372	17.5%	414	5.8%
EBITDA	506	1,025	(50.7%)	559	(9.5%)
EBITDA Margin (%)	6.5%	12.6%	(6.1) p.p.	6.5%	(0.0) p.p.

PERFORMANCE BY REGION

Performance by Region 1Q17	Total	Brazil	OneFoods	Asia	Europe/ Eurasia	LATAM	Africa	Other Segments	Corporate
Volume (Thousand Tons)	1,158	498	222	166	105	66	43	60	-
NOR (R$, Million)	7,809	3,654	1,316	943	929	528	143	298	-
Average Price NOR - R$	6.74	7.34	5.94	5.68	8.86	8.04	3.33	4.97	-
Gross Profit (R$, Million)	1,450	979	219	118	51	83	18	(17)	-
Gross Margin (%)	18.6%	26.8%	16.6%	12.5%	5.5%	15.8%	12.8%	(5.6%)	-
EBIT (R$, Million)	68	331	(44)	44	(49)	2	(28)	(41)	(146)
EBIT Margin (%)	0.9%	9.0%	(3.4%)	4.7%	(5.3%)	0	(19.5%)	(13.8%)	-
EBITDA (R$, Million)	506	537	21	115	12	20	(19)	(35)	(146)
EBITDA Margin (%)	6.5%	14.7%	1.6%	12.2%	1.3%	3.8%	(13.0%)	(11.8%)	-

PERFORMANCE BY REGION BRAZIL

Notwithstanding a weaker seasonality at the beginning of the year, we closed 1Q17 with an increase of 2.7% y/y in volumes, primarily via In Natura products. However, for the first time since the end of 2015, we also reported an increase in processed products (+1.1% y/y). If we excluded the seasonal effect of festive products in 4Q16, the sequential growth in the volume of processed products would be higher (+4.4% q/q). If we analyze the main channels, both AS and Rota had a higher increase y/y of 7.5% and 6.0% respectively.

The decrease in prices of In Natura products due to a larger offer in the domestic market was offset by the increase in processed products (+2.7% y/y), which increased our average price by 0.5% y/y. Accordingly, we closed 1Q17 with NOR of R$3.65 billion and an annual growth of 3.2%.

Our chain planning continued to evolve, allowing us to (i) reduce discounts due to the shelf life of products (FIFO effect) to approximately R$86 million (in line with the 2014 average, and 26.5% lower vs. the 2016 average) and (ii) reduce the cost of idleness at plants. Accordingly, even though costs did not significantly benefit from the decrease in the price of grains, we managed to increase our gross margin by 140bps q/q.

Moreover, we managed expenses more efficiently, primarily due to the centralization of some activities and the optimization of logistics costs, resulting in a decrease in expenses by 7.4% y/y (notwithstanding higher volumes). As a result, we managed to increase profitability and closed 1Q17 with an EBITDA of R$537 million in the region (the highest EBITDA in 1Q in the last three years) and an EBITDA margin of 14.7%.

Brazil	1Q17	1Q16	Variation y/y	4Q16	Variation q/q
Volume (Thousand Tons)	498	484	2.7%	539	(7.6%)
Poultry (In Natura)	110	92	19.4%	111	(0.4%)
Pork and Others (In Natura)	26	24	6.5%	24	7.7%
Processed foods	361	357	1.1%	393	(8.2%)
Others Sales	0	11	(99.6%)	10	(99.6%)
Net Operating Revenues (R$, Million)	3,654	3,541	3.2%	4,036	(9.5%)
Average price (R$/Kg)	7.34	7.31	0.5%	7.49	(2.0%)
Gross Profit (R$, Million)	979	1,031	(5.0%)	1,024	(4.3%)
Gross Margin (%)	26.8%	29.1%	(2.3) p.p.	25.4%	1.4 p.p.
EBIT (R$, Million)	331	334	(1.1%)	271	21.9%
EBIT Margin (%)	9.0%	9.4%	(4.1%)	6.7%	2.3 p.p.
EBITDA (R$, Million)	537	485	10.8%	444	21.0%
EBITDA Margin (%)	14.7%	13.7%	1.0 p.p.	11.0%	3.7 p.p.

PERFORMANCE BY REGION BRAZIL

Market Share

Since January 2017, Nielsen has been using a new base and method as the official source of market data for all its clients. The size of the sampling changed as well as the market classification method, significantly increasing coverage, which resulted in a higher representativeness in the total food market.

According to the new method, some small players who were not represented in AS, but were present in small retail, gained more relevance, diluting the weight of larger players in some cases. Although the new base only became official in January 2017, Nielsen already monitored it in 2016. Accordingly, we reconciled the data reported in each of the quarters of 2016, taking into account this new base/method.


Read-to-eat meals
63.4%
61.%
61.6%
58.9%
58.6%
1Q16
2Q16
3Q16
4Q16
1Q17


Cold Cuts
59.1%
57.9%
57.0%
57.1%
55.6%
1Q16
2Q16
3Q16
4Q16
1Q17


Filled
38.3%
37.2%
37.2%
35.9%
35.2%
1Q16
2Q16
3Q16
4Q16
1Q17


Margarines
65.1%
64.2%
63.0%
62.2%
60.4%
1Q16
2Q16
3Q16
4Q16
1Q17

Source: Nielsen Bimonthly Retail – Margarines and Ready-made Dishes (Dec/Jan survey); Filled and Cold Cuts (Jan/Feb survey).

The last reading of Nielsen, relating to the first two months of the year, showed small market losses in the main categories. These decreases were primarily due to the impact of the price increase in December 2016. The categories with the lower increases, such as Ready-made Dishes, were the ones that were least affected. The highlight of the period was once again the sub-category of ready-to-eat meals, which increased by 0.7 p.p., and salami, which increased by 1.5 p.p.

PERFORMANCE BY REGION ONEFOODS

As of 1Q17, BRF starts to report the consolidated results of OneFoods, including all Muslim countries where we operate. Accordingly, we incorporated in the results of this operation: (i) Malaysia, which was previously reported in Asia; and (ii) some countries of the African continent and Eastern Europe, which, as new markets, do not have significant results yet.

NOR of OneFoods totaled R$1,316 million in 1Q17 (-11.1% q/q) due to: (i) a 2.0% decrease in volumes, especially in specific markets (CFR) such as Egypt and Libya; (ii) lower average prices in Reais (-9.3% q/q), especially in CFR markets (in USD, -7% q/q), while in direct distribution (DDP), prices decreased slightly (in USD, -2.8% q/q) in order to protect volumes and the market share in key countries; and (iii) an impact of 4.6% relating to the appreciation of the Real against the U.S. dollar. The decrease in prices in U.S. dollars was primarily due to a scenario of excess offer of griller chicken (small chickens, weighing approximately 1kg) from Brazilian producers. Accordingly, in 1Q17, EBITDA margin decreased by 5.7 p.p. q/q.

Our direct distribution (DDP) accounted for 56.5% of our total volume in the quarter (+3 p.p. y/y), accounting for 85.6% of our gross profit in the region, with an average Gross Margin 16.9 p.p. higher compared to our CFR business (direct export from Brazil).

In 1Q17, BRF starts to report consolidated market share data of OneFoods in the Gulf region, instead of reporting only the market share of the Sadia brand, as we used to do in previous quarters.

Considering a more challenging scenario, the Company decided to prioritize (i) the maintenance of the brand strengthening process and (ii) the protection of volumes through a number of business strategies. As a result, we obtained a market share gain in all categories and in the main regions in which we operate. In 1Q17, OneFoods had a total market share of 43.1% (+4.1 p.p. y/y) in GCC, as follows: (i) Griller (light in-natura chicken): 48.3% (+3.5 p.p. y/y); (ii) Chicken Cuts: 64.2% (6.4 p.p. y/y); and (iii) Processed Products: 20.8% (+3.2p.p. y/y). In 1Q17, we had a market share in Saudi Arabia of 37.9% (+5.4 p.p. y/y).

OneFoods	1Q17	1Q16	Variation y/y	4Q16	Variation q/q
Volume (Thousand Tons)	222	227	(2.3%)	226	(2.0%)
Poultry (In Natura)	202	208	(2.9%)	204	(1.5%)
Pork and Others (In Natura)	1	1	(10.6%)	1	9.6%
Processed foods	19	18	5.6%	21	(8.1%)
Net Operating Revenues (R$, Million)	1,316	1,584	(16.9%)	1,481	(11.1%)
Average price (R$/Kg)	5.94	6.99	(15.0%)	6.55	(9.3%)
Gross Profit (R$, Million)	219	447	(51.1%)	333	(34.3%)
Gross Margin (%)	16.6%	28.2%	(11.6) p.p.	22.5%	(5.9) p.p.
EBIT (R$, Million)	(44)	123	(135.8%)	20	(320.5%)
EBIT Margin (%)	(3.4%)	7.8%	(11.1) p.p.	1.4%	(4.7) p.p.
EBITDA (R$, Million)	21	214	(90.1%)	108	(80.4%)
EBITDA Margin (%)	1.6%	13.5%	(11.9) p.p.	7.3%	(5.7) p.p.
Export Volume of Brazil (CFR)*	97	106	(8.7%)	91	6.3%
% in total volume	43.7%	46.8%	(3.1 p.p.)	40.3%	3.4 p.p.

*CFR (Cost e Freight)

PERFORMANCE BY REGION ASIA

In Asia, NOR totaled R$942.9 million in 1Q17, representing a decrease of 16.5% in the quarterly comparison. The decrease of 10.0% q/q in our volumes was affected by: (i) lower volumes of hogs shipped to these regions, due to a higher profitability in other markets of the Company; (ii) the impact of the "Weak Flesh" Operation, which reduced the volumes of some lots allocated to China and Hong Kong; (iii) the seasonality effects of the beginning of the year in Thailand; and (iv) the transfer of approximately 5 thousand tons from the operations of Thailand to Europe, which are now consolidated in Europe, as of this quarter. The combination of these factors mitigated the 27.4% q/q increase in volumes in Japan, which already shows positive signs regarding the reduction in local inventories.

Prices in Reais in the region decreased by 7.2% q/q, primarily due to: (i) a lower volume of hogs in China (which has a higher average price); (ii) a worse mix of products in Thailand, due to a higher volume allocated to the domestic market; and (iii) the depreciation of the U.S. dollar against the Real of 4.6% q/q.

We remain focused on corporate cost containment, decreasing our operating expenses by 29.8% q/q, partially offsetting the negative impacts of the quarter. As a result, EBITDA margin from the region reached 12.2% in 1Q17, representing a slight increase of 0.4 p.p. q/q.

Asia	1Q17	1Q16	Variation y/y	4Q16	Variation q/q
Volume (Thousand Tons)	166	161	3.4%	184	(10.0%)
Poultry (In Natura)	114	116	(2.3%)	119	(4.4%)
Pork and Others (In Natura)	16	17	(7.0%)	20	(17.4%)
Processed foods	7	7	(10.0%)	10	(30.4%)
Others Sales	30	20	51.5%	37	(18.7%)
Net Operating Revenues (R$, Million)	943	1,071	(12.0%)	1,129	(16.5%)
Average price (R$/Kg)	5.68	6,67	(14.9%)	6.12	(7.2%)
Gross Profit (R$, Million)	118	212	(44.4%)	195	(39.6%)
Gross Margin (%)	12.5%	19.8%	(36.8%)	17.3%	(4.8) p.p.
EBIT (R$, Million)	44	109	(59.7%)	86	(48.9%)
EBIT Margin (%)	4.7%	10.2%	(54.2%)	7.6%	(3.0) p.p.
EBITDA (R$, Million)	115	155	(25.9%)	133	(13.6%)
EBITDA Margin (%)	12.2%	14.5%	(15.8%)	11.8%	0.4 p.p.
Export Volume of Brazil (CFR)*	117	125	(6.3%)	134	(12.4%)
% in total volume	70.7%	78.0%	(0.1) p.p.	72.7%	(2.0) p.p.

*CFR (Cost e Freight)

PERFORMANCE BY REGION EUROPA/ EURASIA

Although the macroeconomic and industry scenario in Europe continued to be challenging in the beginning of the year, the region begins to show signs of improvement in 1Q17. Even if we take into account the negative exchange rate impacts relating to the appreciation of the Real against the Pound Sterling (+4.8% q/q) and the Euro (+5.6% q/q), we reported an increase in volume of 7.9% while prices in Reais remained stable.

In the Europa sub-region, volumes increased by 5.9% q/q and prices in U.S. dollars increased by 8.4% q/q, positively affected by the consolidation of the operations in Thailand allocated to Europe, whose volume totaled approximately 5 thousand tons in 1Q17. Moreover, the improvement in the quarterly comparison is due to: (i) a better commercial execution of channels and level of service; and (ii) the slowdown in the local poultry production due to a number of cases of bird flu in the region, initiating a process of normalization of the levels of inventories and prices. Consequently, EBITDA margin increased by 7.6 p.p. q/q.

In Eurasia, the appreciation of the Ruble vs. U.S. dollar (6.8% q/q), the African swine influenza, and the typical seasonality of the beginning of the year affected the Russian production, positively affecting volumes (+13.6% q/q), together with higher prices in Rubles. Accordingly, our EBITDA increased by 29.8% q/q in the region.

Europa/Eurasia	1Q17	1Q16	Variaton y/y	4Q16	Variation q/q
Volume (Thousand Tons)	105	93	12.4%	97	7.9%
Poultry (In Natura)	22	21	2.7%	18	18.4%
Pork and Others (In Natura)	24	29	(14.9%)	22	10.9%
Processed foods	59	44	35.1%	57	3.3%
Net Operating Revenues (R$, Million)	929	958	(3.1%)	860	7.9%
Average price (R$/Kg)	8.86	10.27	(13.8%)	8.85	0.1%
Gross Profit (R$, Million)	51	168	(69.5%)	22	129.5%
Gross Margin (%)	5.5%	17.6%	(0.7) p.p.	2.6%	2.9 p.p.
EBIT (R$, Million)	(49)	47	(204.5%)	(91)	(46.2%)
EBIT Margin (%)	(5.3%)	4.9%	(2.1) p.p.	(10.6%)	5.3 p.p.
EBITDA (R$, Million)	12	96	(87.8%)	(44)	(126.3%)
EBITDA Margin (%)	1.3%	10.0%	(0.9) p.p.	(5.1%)	6.4 p.p.
Export Volume of Brazil (CFR)*	50	57	(11.7%)	48	4.5%
% in total volume	48.0%	61.1%	(0.2) p.p.	49.5%	(1.5) p.p.

*CFR (Cost e Freight)

PERFORMANCE BY REGION
LATAM

In 1Q17, NOR from Latam totaled R$528 million (-9.9% q/q), negatively affected by lower volumes (-11.0% q/q), due to: (i) a macroeconomic scenario that is still challenging in Argentina and the typical seasonality of the period in the South Cone; (ii) impacts of the "Weak Flesh" Operation, primarily in Mexico; and (iii) loss of volume in the category of processed products in Argentina, influenced by a lower competitiveness of the sausage subcategory. On the other hand, average prices in Reais increased by 1.3% q/q, due to price adjustments for inflation.

EBITDA margin increased by 0.3 p.p. q/q, due to an increase in SG&A of 2.4 p.p. q/q, as a result of the reduction in corporate and marketing expenses, offsetting the decrease in gross margin due to a worse mix of products.

LATAM	1Q17	1Q16	Variation y/y	4Q16	Variation q/q
Volume (Thousand Tons)	66	49	32.9%	74	(11.0%)
Poultry (In Natura)	22	15	47.8%	23	(1.9%)
Pork and Others (In Natura)	5	3	89.7%	9	(42.3%)
Processed foods	38	32	20.7%	42	(9.1%)
Net Operating Revenues (R$, Million)	528	438	20.5%	585	(9.9%)
Average price (R$/Kg)	8.04	8.87	(9.3%)	7.94	1.3%
Gross Profit (R$, Million)	83	83	0.2%	95	(12.4%)
Gross Margin (%)	15.8%	19.0%	(0.2) p.p.	16.2%	(0.5) p.p.
EBIT (R$, Million)	2	17	(90.5%)	(9)	(117.6%)
EBIT Margin (%)	0.3%	3.9%	(0.9) p.p.	(1.6%)	1.9 p.p.
EBITDA (R$, Million)	20	40	(50.2%)	20	(2.4%)
EBITDA Margin (%)	3.8%	9.2%	(0.6) p.p.	3.5%	0.3 p.p.
Export Volume of Brazil (CFR)*	31	12	161%	21	47.0%
% in total volume	47.7%	24.3%	1.0 p.p.	28.9%	18.8

*CFR (Cost e Freight)

PERFORMANCE BY REGION
AFRICA

In 1Q17, volumes in Africa decreased (-14.0% q/q), primarily due to the seasonality of the beginning of the year. Moreover, average prices in Reais decreased (-17.4% q/q) due to high inventory levels in some regions, such as Angola (which accounts for approximately 50% of our total sales), and the exchange rate appreciation. Accordingly, NOR from the region totaled R$143 million in 1Q17, representing a decrease of 29.0% q/q.

In terms of profitability, our mix of products deteriorated and we had non-recurring expenses of R$15 million. These expenses are related to non-recurring costs of storage and specific commercial discounts for some SKUs with a high level of inventories.

Africa	1Q17	1Q16	Variation y/y	4Q16	Variation q/q
Volume (Thousand Tons)	43	37	16.2%	50	(14.0%)
Poultry (In Natura)	23	23	(1.2%)	35	(33.9%)
Pork and Others (In Natura)	5	6	(4.1%)	6	(14.0%)
Processed foods	15	8	80.3%	9	62.0%
Net Operating Revenues (R$, Million)	143	176	(18.9%)	201	(29.0%)
Average price (R$/Kg)	3.33	4.77	(30.2%)	4.03	(17.4%)
Gross Profit (R$, Million)	18	48	(61.5%)	34	(46.8%)
Gross Margin (%)	12.8%	27.1%	(0.5) p.p.	17.1%	(4.3) p.p.
EBIT (R$, Million)	(28)	12	(327.0%)	2	N/A
EBIT Margin (%)	(19.5%)	7.0%	(3.8) p.p.	0.8%	(20.3) p.p.
EBITDA (R$, Million)	(19)	22	(184.2%)	12	(251.5%)
EBITDA Margin (%)	(13.0%)	12.5%	(2.0) p.p.	6.1%	(19.1) p.p.
Export Volume of Brazil (CFR)*	43	37	16.2%	50	(14.0%)
% in total volume	100.0%	100.0%	0.0 p.p.	100.0%	0.0 p.p.

*CFR (Cost e Freight)

OTHER SEGMENTS

We included in "Other Segments" all volumes of BRF's non-core products, such as animal feed, flours, beef, etc., conducted by "Global Desk." In 1Q17, due to the increased use of raw material of higher value added in order to reduce inventories, we had negative EBITDA of R$35 million.

Other Segments	1Q17	1Q16	Variation y/y	4Q16	Variation q/q
Volume (Thousand Tons)	60	46	30.9%	38	56.9%
Poultry (In Natura)	0	1	(61.6%)	0	32.6%
Pork and Others (In Natura)	6	6	5.6%	6	(2.1%)
Processed foods	1	0	39.0%	0	380.3%
Others Sales	53	39	37.1%	32	67.2%
Net Operating Revenues (R$, Million)	298	353	(15.7%)	297	0.1%
Average price (R$/Kg)	4.97	7.72	(35.6%)	7.80	(36.2%)
Gross Profit (R$, Million)	(17)	42	(139.2%)	(10)	64.2%
Gross Margin (%)	(5.6%)	12.0%	(1.5) p.p.	(3.4%)	(2.2) p.p.
EBIT (R$, Million)	(41)	28	(244.5%)	(26)	58.7%
EBIT Margin (%)	(13.8%)	8.1%	(2.7) p.p.	(8.7%)	(5.1) p.p.
EBITDA (R$, Million)	(35)	29	(220.2%)	(25)	41.0%
EBITDA Margin (%)	(11.8%)	8.3%	(2.4) p.p.	(8.4%)	(3.4) p.p.

Corporate

As mentioned in "Other Operating Results," the main impacts include: (i) R$40 million regarding material expenses with the "Weak Flesh" Operation, such as expenses with media and communication, law firms, freight, and storage, among others; (ii) R$35 million related to the Elebat provision resulting from the sale of assets to Lactalis in 2Q15; (iii) R$39 million from the public-interest civil lawsuit in the city of Uberlândia; and (iv) R$10 million related to the levels of health care claims in 2016.

Corporate	1Q17	1Q16	Variation y/y	4Q16	Variation q/q
Other Operating Results	(144)	(16)	791.1%	(90)	59.5%
Equity Income	-	-	-	-	-
EBIT	(146)	(16)	805.3%	(90)	62.0%
EBITDA	(146)	(16)	805.3%	(90)	62.0%

INVESTIMENTS (CAPEX)

Investments made in the quarter totaled R$481 million, of which R$241 million was invested in growth, efficiency, and support; R$183 million was invested in biological assets; and R$57 million was invested in leases, among others. We highlight the sequential reduction in the level of investments of the Company since 2Q16 (R$795 million) due to a more challenging macroeconomic and industry environment as well as the conclusion of some investments of greater relevance regarding factory footprint and operational efficiency projects. We have prioritized investments that protected the generation of cash, while we highlight that our agenda of innovation was not affected.

The main projects in 1Q17 are, among others:

• Innovation and Quality: still a focus of the Company, Innovation and Quality received significant investments, including: (i) the optimization of the use and processes involving byproducts; (ii) packaging reformulation; and (iii) launching of new SKUs of chicken and pork in the frozen and barbecue lines; in addition to pilot projects to ensure a successful execution of future innovations and constant investments for the maintenance of and improvement in the quality of the entire portfolio of products.

• Market Demand: we highlight the following main projects related to global market demand: (i) in China, the implementation of a pork portfolio of a higher value added; (ii) in Argentina, an improvement in the mix of processed products (focused on hamburgers); (iii) in Europe, servicing large local retail networks; (iv) in Brazil, the increase in the production capacity of margarines, fine sausages, and adjustments in our farms.

• Efficiency and Support/IT: we highlight investments to improve the sales systems ("Sales Force"), Business Intelligence and internal controls ("Tableau"), and the Integration of systems of acquired companies (SAP).

FINANCIAL CYCLE

The Company's pro-forma financial cycle totaled 32.9 days in 1Q17 vs. 37.7 days in 1Q16, representing an improvement of 4.8 days compared to the same quarter in 2016. In 1Q17, the Company's pro-forma financial cycle increased by 10.5 days compared to 4Q16, primarily due to the reduction in accounts payable regarding lower invested amounts (CAPEX) and a decrease in the cost of grains.

The decrease in the Company's financial cycle is primarily due to the Company's continuous effort to improve accounts payable, as a result of the projects implemented in 2016. This improvement was partially offset by an increase in inventory turnover, due to the increase in inventories of finished products especially in some international markets.

Financial Cycle - (Accounts Receivable + Inventories - Accounts Payable)



58.4
57.4
56.2
49.5
41.8
36.4
41.1
36.9
32.6
34.4
38.8
34.3
37.7
37.1
32.8
22.4
32.9
14.8%
14.6%
14.0%
13.0%
11.0%
9.8%
10.8%
10.1%
8.8%
9.5%
10.8%
10.3%
10.8%
10.8%
8.9%
6.8%
9.2%
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
3 Counts / NOR
Financial Cycle

MANAGERIAL FREE CASH FLOW

In order to provide more transparency and quality to the information disclosed, allowing our investors and stakeholders to better understand the course of our businesses, as of 2Q16, we have been reporting the managerial view of the Company's Free Cash Flow. The information presented herein is derived from the Quarterly Financial Information.

In 1Q17, the generation of operating cash flow was negative, in the amount of R$245 million, driven by a negative variation in working capital and other balance sheet items, resulting in the use of operating cash. Although below the amounts recorded in previous quarters, CAPEX investments in 1Q17 totaled R$481 million. Accordingly, the use of operating cash in 1Q17 totaled R$725 million.

The impact of the financial exchange rate on the cash flow totaled an expense of R$383 million while total debt increased by R$899 million due to funding conducted in the quarter. Therefore, the cash flow from financing operations amounted to R$515 million.

Accordingly, taking into consideration the cash flows from operations, from investments and financing operations, we closed the 1Q17 with a cash position of R$8.148 billion, which is R$203 million lower relative to 4Q16.

Evolution of Cash Generation (Operating Cash Flow – CAPEX) – R$MM


975
844
414
562
(232)
113
778
748
(725)
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17

MANAGERIAL FREE CASH FLOW

Managerial Free Cash Flow (R$ million)	1Q16	2Q16	3Q16	4Q16	2016	1Q17	YTD
EBITDA	1,025	944	886	559	3,413	506	506
Other cash adjustments	49	8	58	178	292	89	89
EBITDA Cash	**1,074**	**951**	**943**	**737**	**3.705**	**595**	**595**
Δ Working Capital & Others	(698)	(43)	475	562	296	(840)	(840)
Δ Accounts Receivable	946	(35)	419	(123)	1.208	(62)	(62)
Δ Inventories	(380)	(265)	(582)	511	(716)	(23)	(23)
Δ Suppliers	(445)	381	640	422	998	(660)	(660)
Others	(819)	(124)	(3)	(247)	(1,193)	(94)	(94)
Cash Flow from Operating Activities	**375**	**908**	**1,419**	**1,299**	**4,001**	**(245)**	**(245)**
Capex	(608)	(795)	(641)	(551)	(2,595)	(481)	(481)
M&A (Aquisition and Receivable from Disposals of Property, Plant and Equipment)	(2,088)	(595)	27	118	(2,538)	7	7
Cash Flow from Investing Activities	**(2,696)**	**(1,390)**	**(614)**	**(433)**	**(5,133)**	**(474)**	**(474)**
Financial Results and FX Variations	353	(53)	(763)	(550)	(1,013)	(383)	(383)
Treasury Shares Acquisition/Disposal	(179)	(360)	0	2	(537)	-	-
Dividends and Interest on Shareholders' Equity Paid	(663)	-	(460)	-	(1,123)	-	-
Debt Variation	2,060	(53)	1,586	54	3,646	899	899
Cash Flow from Financing Activities	**1,571**	**(466)**	**363**	**(494)**	**973**	**515**	**515**
Cash Variation	**(749)**	**(948)**	**1,167**	**372**	**(158)**	**(203)**	**(203)**
Cash and cash equivalents - initial	8,509	7,760	6,811	7,979	8,509	8,351	8,351
Cash and cash equivalents - final	7,760	6,811	7,979	8,351	8,351	8,148	8,148
Total Debt - initial	15,846	17,905	17,852	19,438	15,846	19,492	19,492
Total Debt - final	17,905	17,852	19,438	19,492	19,492	20,391	20,391
Net Debt	**10,146**	**11,041**	**11,459**	**11,141**	**11,141**	**12,243**	**12,243**

INDEBTEDNESS

In 1Q17, the Company's net debt totaled R$12.2 billion, compared to R$11.1 billion in 4Q16. The increase of R$1.1 billion in the quarter was due to higher use of cash in its operation (mainly working capital) and CAPEX.

Despite an increase in net debt, the growth in leverage is mainly due to a worsening of the operating result that impacted LTM EBITDA (last 12 months). EBITDA in 1Q17 was R$ 506 million, compared to R$ 1.025 million in 1Q16, a variation of R$ 519 million. In this way, our net debt LTM EBITDA pro-forma was 4.24x vs. 3.25x in 4Q16. The Company reinforces that this level of leverage is well above its 2.5x objective and reiterates that it does not have financial covenants in its debt instruments.

R$ Million	03.31.2017			03.31.2016	
Debt	**Current**	**Non-Current**	**Total**	**Total**	**Δ%**
Local Currency	(1,848)	(7,144)	(8,993)	(8,644)	4.0%
Foreign Currency	(2,131)	(9,267)	(11,398)	(10,848)	5.1%
Gross Debt	**(3,979)**	**(16,411)**	**(20,391)**	**(19,492)**	**4.6%**
Cash Investiments					
Local Currency	4,229	756	4,985	5,328	(6.4%)
Foreign Currency	3,018	144	3,162	3,023	4.6%
Total Cash Investiments	7,248	900	8,148	8,351	(2.4%)
Net Debt	**3,268**	**(15,511)**	**(12,243)**	**(11,141)**	**9.9%**
Exchange Rate Exposure - US$ Million	-	-	(31)	(184)	(82.9%)

Total Gross Indebtedness in the amount of R$20,391 million, as set forth above, includes total financial indebtedness, plus other financial liabilities, in the amount of R$376 million, according to Note 4 of the ITR as of and for March 31, 2017



Evolution of Net Debt / EBITDA
6,230
5,951
6,949
7,337
10,146
11,041
11,459
11,141
12,243
1.26
1.12
1.24
1.28
1.69
1.99
2.36
3.25
4.24
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
Net Debt
Net Debt/EBITDA pro-forma

INDEBTEDNESS


Net Debt Quarterly Variation – R$MM
Cash Flow from Operating Activities = R$ 245
11,141
595
840
481
383
12,250
7
0
12,243
Net Debt Dez/16
EBTIDA Cash
Working Capital + Others
Capex
Financial Results and FX Variations
Net Debt Mar/17 (ex. M&A* & Treasury Shares Acquisition)
M&A
Treasure Shares Acquisition + Disposal and Dividends
Net Debt Mar/17


Net Debt Accumulated Variation since Dec/2015 – R$MM
= Net Debt / EBTIDA LTM
1.28x
7,337
4,300
543
3,075
1,396
2.79x
8,052
2,531
1,660
4.24x
12,243
Net Debt Dec/15
EBTIDA Cash
Working Capital + Others
Capex
Financial Results & FX Variations
Net Debt Mar/17 (ex. M&A* & Treasury Shares Acquisition)
M&A
Treasury Shares Acquisition + Disposal and Dividends
Net Debt Mar/17

Slaughtering and Production

In 1Q17, the slaughtering of poultry and hogs increased by 2.9% q/q and 0.7% q/q, respectively. Accordingly, the volume of food produced in 1Q17 increased by 3.7% in the quarterly comparison.

Production	1Q17	1Q16	Variation y/y	4Q16	Variation q/q
Poultry Slaughter (Million Heads)	436	428	1.7%	423	2.9%
Hog Slaughter (Thousand Heads)	2,363	2,414	(2.1%)	2,345	0.7%
Cattle Slaughter (Thousand Heads)	38	38	0.4%	37	3.7%
Production (Thousand Tons)	1,101	1,026	7.4%	1,062	3.7%
Meats	997	915	9.0%	961	3.8%
Other Processed Products	104	111	(6.2%)	101	3.0%
Feed and Premix (Thousand Tons)	2,642	2,551	3.6%	2,672	(1.1%)

Relationship with Independent Auditors

Pursuant to CVM Instruction No. 381, dated January 14, 2003, the Company informs that its policy of engagement of services not related to external audit is based on principles that protect auditor's independence.

Pursuant to CVM Instruction No. 381/03, for the period ended March 31, 2017, KPMG Auditores Independentes was not engaged to provide services that were not related to external audit.

Pursuant to CVM Instruction No. 480/09, our management, in the meeting held on May 11, 2017, represents that it discussed, reviewed and agreed with the information included in the review report of the independent auditors on the financial information for the three-month period ended March 31, 2017.

Disclaimer

The representations included in this report concerning prospective businesses of the Company, projections and results, and the Company's potential growth are mere forecasts based on the expectations of management with regards to the future of the Company. These expectations rely heavily on market changes and the general economic performance of the country, industry, and international market, and are therefore subject to change.

P&L

Financial Statement - R$ Million	1Q17	1Q16	y/y	4Q16	q/q
Net Operating Revenues	**7,809**	**8,120**	**(3.8%)**	**8,590**	**(9.1%)**
Cost of Sales	(6,360)	(6,090)	4.4%	(6,897)	(7.8%)
% of the NOR	(81.4%)	(75.0%)	(6.4) p.p.	(80.3%)	(1.1) p.p.
Gross Profit	**1,450**	**2,031**	**(28.6%)**	**1,693**	**(14.4%)**
% of the NOR	18.6%	25.0%	(6.4) p.p.	19.7%	(1.1) p.p.
Operating Expenses	**(1,212)**	**(1,341)**	**(9.7%)**	**(1,437)**	**(15.6%)**
% of the NOR	(15.5%)	(16.5%)	1.0 p.p.	(16.7%)	1.2 p.p.
Selling Expenses	**(1,083)**	**(1,208)**	**(10.3%)**	**(1,273)**	**(15.0%)**
% of the NOR	(13.9%)	(14.9%)	1.0 p.p.	(14.8%)	1.0 p.p.
Fixed	(731)	(769)	(4.9%)	(861)	(15.1%)
Variable	(352)	(439)	(19.9%)	(412)	(14.7%)
General and Administrative Expenses	**(129)**	**(134)**	**(3.5%)**	**(163)**	**(20.9%)**
% of the NOR	(1.7%)	(1.6%)	(0.0) p.p.	(1.9%)	0.2 p.p.
Honorary of our Administrators	(7)	(8)	(9.2%)	(7)	2.8%
% of the NOR	(0.1%)	(0.1%)	0.0 p.p.	(0.1%)	0.0 p.p.
General and Administrative	(122)	(126)	(3.1%)	(156)	(21.9%)
% of the NOR	(1.6%)	(1.6%)	(0.0) p.p.	(1.8%)	0.3 p.p.
Operating Income	**238**	**689**	**(65.5%)**	**257**	**(7.4%)**
% of the NOR	3.0%	8.5%	(5.4) p.p.	3.0%	0.1 p.p.
Other Operating Results	**(177)**	**(46)**	281.1%	**(97)**	**81.8%**
Equity Income	**8**	**12**	**(38.0%)**	**4**	**110.2%**
EBIT	**68**	**655**	**(89.6%)**	**163**	**(58.1%)**
% of the NOR	0.9%	8.1%	(7.2) p.p.	1.9%	(1.0) p.p.
Net Financial Income	**(413)**	**(604)**	**(31.7%)**	**(600)**	**(31.2%)**
Income before Taxes	**(344)**	**51**	**-**	**(437)**	**(21.2%)**
% of the NOR	(4.4%)	0.6%	(5.0) p.p.	(5.1%)	0.7 p.p.
Income Tax and Social Contribution	59	(9)	-	(5)	-
% of Income before Taxes	(17.0%)	(18.4%)	1.3 p.p.	1.2%	(18.2) p.p.
Net Income	**(286)**	**39**	**-**	**(460)**	**(37.9%)**
% of the NOR	**(3.6%)**	**0.5%**	**(4.1) p.p.**	**(5.4%)**	**1.8 p.p.**
EBITDA	**506**	**1,025**	**(50.7%)**	**559**	**(9.5%)**
% of the NOR	**6.5%**	**12.6%**	**(6.1) p.p.**	**6.5%**	**(0.0) p.p.**

BALANCE SHEET

Balance Sheet - R$ Million	03.31.17	03.31.16	12.31.16
Assets			
Current Assets			
Cash and Cash Equivalents	6,307	5,639	6,357
Financial Investments	526	852	622
Accounts Receivable	3,147	3,234	3,085
Recoverable Taxes	1,256	1,309	1,235
Dividends/Interest on shareholders' equity receivable	0	9	7
Securities Receivable	168	299	149
Inventories	4,919	4,518	4,792
Biological Assets	1,541	1,494	1,645
Other Financial Assets	200	372	198
Other Receivables	464	445	422
Anticipated expenses	152	396	137
Restricted Cash	215	58	218
Non-Current Assets held to sale and discontinued operation	42	23	26
Total Current Assets	**18,938**	**18,648**	**18,894**
Non-Current Assets			
Long-term assets	**6,005**	**5,083**	**5,574**
Cash Investments	457	397	528
Accounts Receivable	11	5	11
Judicial Deposits	740	777	733
Biological Assets	930	797	917
Securities Receivable	137	210	187
Recoverable Taxes	1,609	1,144	1,519
Deferred Taxes	1,547	1,115	1,103
Restricted Cash	443	441	428
Other Receivables	130	197	150
Permanent Assets	**18,428**	**17,745**	**18,477**
Investments	67	163	59
Properly, Plant and Equipment	11,767	11,268	11,746
Intangible	6,594	6,314	6,673
Total Non-Current Assets	**24,433**	**22,828**	**24,051**
Total Assets	**43,371**	**41,476**	**42,945**

BALANCE SHEET

Balance Sheet - R$ Million	03.31.17	03.31.16	12.31.16
Liabilities and Equity			
Current Liabilities			
Loans and Financing	3,603	3,481	3,245
Suppliers	5,513	4,857	5,840
Supply Chain Risk	1,010	805	1,336
Payroll and Mandatory Social Charges	668	513	611
Taxes Payable	328	402	320
Dividends/Interest on Shareholders' Equity	3	3	2
Management and Staff Profit Sharing	2	26	5
Other Financial Liabilities	376	684	530
Provisions	286	231	276
Employee Pension Plan	77	67	77
Other Liabilities	466	385	400
Total Current Liabilities	**12,333**	**11,454**	**12,640**
Non-Current Liabilities			
Loans and Financing	16.411	13.741	15.717
Suppliers	152	151	159
Taxes and Social Charges Payable	15	24	13
Provision for Tax, Civil and Labor Contingencies	1.167	1.007	1.108
Deferred Taxes	417	182	156
Employee Pension Plan	264	242	253
Other Liabilities	688	832	678
Total Non-Current Liabilities	**19,114**	**16,178**	**18,085**
Total Liabilities	**31,448**	**27,632**	**30,726**
Shareholders' Equity			
Capital Stock	12,460	12,460	12,460
Capital Reserves	52	1	41
Profit Reserves	1,351	2,241	1,351
Other Related Results	(1,317)	(873)	(1,290)
Retained Profits	(281)	39	0
Transfer Reserves and Tax Incentives	0	0	(24)
Treasury Shares	(722)	(365)	(722)
Non-Controling Shareholders	381	365	379
Total Shareholders' Equity	**11,923**	**13,844**	**12,219**
Total Liabilities and Shareholders' Equity	**43,371**	**41,476**	**42,945**